UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

STONE ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

861642106

(CUSIP Number)

John H. Peper
Executive Vice President, General
Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
Tel. No.: (504) 569-1875

Copies to:
John Schuster, Esq.
Cahill Gordon & Reindel llp
80 Pine Street
New York, New York 10005
(212) 701-3000

(Name, Address and Telephone Number of Person Authorized toReceive Notices and Communications)

June 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Energy Partners, Ltd. 72-1409562

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
                                                                                                                                                                                     (b)  ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

See Item 3, below.

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

7.	SOLE VOTING POWER

                                100

8.	SHARED VOTING POWER

2,026,0151

9.	SOLE DISPOSITIVE POWER

                                100

10.	SHARED DISPOSITIVE POWER

2,026,015 1

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,026,115 1

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

1   EPL expressly disclaims beneficial ownership of any shares of Stone common stock covered by the Voting Agreement.

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3 2

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

 2  EPL expressly disclaims beneficial ownership of any shares of Stone common stock covered by the Voting Agreement.

ITEM 1. Security and Issuer

This statement relates to the common stock, par value $.01 per share of Stone Energy Corporation, a Delaware corporation (the “Issuer” or “Stone”). The Issuer has its principal executive offices at 625 E. Kaliste Saloom Road, Lafayette, Louisiana 70508.

ITEM 2. Identity and Background

(a) - (c) This statement on Schedule 13D is being filed by Energy Partners, Ltd., a Delaware corporation (“EPL”). The address of the principal office and business of EPL is 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170. EPL is an independent oil and natural gas exploration and production company based in New Orleans, Louisiana. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of EPL is set forth on Schedule A hereto and is incorporated by referenced herein.

(d) - (e) During the last five years, neither EPL nor, to the best of its knowledge, any of the persons listed on Schedule A hereto have been (i) convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the persons specified in Instruction C of Schedule 13D is set forth on Schedule A hereto and is incorporated herein by reference.

ITEM 3. Source and Amount of Funds

In order to induce EPL to enter into the Agreement and Plan of Merger (the “Merger Agreement”) dated June 22, 2006, among Stone, EPL Acquisition Corp. LLC, a Delaware corporation and a wholly owned subsidiary of EPL (“Merger Sub”), and EPL, certain Stone stockholders listed on Schedule B hereto (each a “Stockholder” and collectively, the “Stockholders”) entered into a Voting Agreement (the “Voting Agreement”), dated June 22, 2006, with EPL with respect to certain shares of Stone common stock beneficially owned by the Stockholders (the “Shares”). EPL has not paid additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see “Item 4. Purpose of Transaction” below, which description is incorporated herein by reference in response to this Item 3. The Voting Agreement is filed as Exhibit 1, and the Merger Agreement is filed as Exhibit 2.

ITEM 4.  Purpose of the Transaction

(a) - (b) Pursuant to the Merger Agreement, Stone will merge with and into Merger Sub (the “Merger”). The consummation of the transaction contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of Stone and EPL.

EPL entered into the Voting Agreement with the Stockholders whereby each Stockholder shall, including by executing a written consent solicitation if requested by EPL, vote (or cause to be voted) the Shares: (a) in favor of the Merger, the adoption by Stone of the Merger Agreement and the approval of the terms thereof and each of the other Transactions and (b) against any transaction agreement, matter or Target Acquisition Proposal (as defined in the Merger Agreement) that would impede, interfere with, delay, postpone or attempt to discourage the Merger and the Merger Agreement. The Stockholders also agreed not to Transfer (as defined in the Voting Agreement) any Covered Security (as defined in the Voting Agreement), grant any proxy with respect to the Subject Shares (as defined in the Voting Agreement), or deposit the Subject Shares into a voting trust. These transfer restrictions do prohibit a Transfer by a Stockholder of any Covered Security to an affiliate of such Stockholder, a cashless exercise of options, or a pledge of the Pledged Shares (as defined in the Voting Agreement) in accordance with Section 1(a)(iv) of the Voting Agreement.

(c) Not Applicable

(d) Not Applicable

(e) Not Applicable

(f) Immediately after giving effect to the consummation of the transactions contemplated in the Merger Agreement, Stone’s current business will be operated by EPL through Merger Sub.

(g) In connection with the Merger Agreement, Stone’s Board of Directors approved an Amendment No. 3 to the Rights Agreement (“Amendment No. 3”), which amended the Rights Agreement, dated as of October 15, 1998, as amended by Amendment No. 1 to the Rights Agreement, dated as of October 28, 2000, and Amendment No. 2 to the Rights Agreement, dated as of April 23, 2006 (“Rights Agreement”), between Stone and the Rights Agent in order to, among other things, (a) provide that as a result of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby, neither the Rights (as defined in the Rights Agreement) will become exercisable nor will any operative provision of the Rights Agreement apply to EPL, Merger Sub or any of their respective Affiliates or Associates (as defined in the Rights Agreement); (b) amend the definition of “Acquiring Person” in Section 1 of the Rights Agreement to provide that neither EPL, Merger Sub nor any of their respective Affiliates or Associates (as defined in the Rights Agreement) shall be deemed to be an Acquiring Person as a result of the announcement or execution of the Merger Agreement, the acquisition of Common Shares (as defined in the Rights Agreement) of Stone, or the consummation of the merger or the other transactions contemplated thereby; (c) amend the definition of “Final Expiration Date” in Section 1 of the Rights Agreement to provide that such date means the earlier of (i) the time immediately prior to the Effective Time (as defined in the Merger Agreement) and (ii) the close of business on September 30, 2008; and (d) amend Section 3(a) of the Rights Agreement to provide that none of the announcement or execution of the Merger Agreement, the acquisition of the Common Shares of Stone pursuant to the merger, or the consummation of the merger or the other transactions contemplated thereby, shall constitute a Distribution Date (as defined in the Rights Agreement) or a Shares Acquisition Date (as defined in the Rights Agreement). Amendment No. 3 is filed as Exhibit 3.

(h) - (j) Not applicable.

Except as indicated in this statement on Schedule 13D, EPL has no specific plans or proposals that relate to or would result in any change to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing summary of the Voting Agreement, the Merger Agreement and Amendment No. 3 is qualified in its entirety by reference to the Voting Agreement, the Merger Agreement and Amendment No. 3, which are filed as Exhibits 1, 2 and 3, respectively.

ITEM 5. Interest in Securities of the Issuer

(a) - (b) Prior to June 22, 2006, EPL was the beneficial owner, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of 100 shares of Stone common stock.

As a result of entering into the Voting Agreement, EPL may be deemed to have the power to vote, and to be the beneficial owner of, 2,026,015 shares of common stock, representing approximately 7.3% of Stone’s outstanding common stock. According to representations made by Stone in the Merger Agreement, the number of shares of common stock outstanding as of June 22, 2006 was 27,738,764 (before giving effect to common stock issuable upon exercise of options or warrants exercisable within 60 days). The foregoing beneficial ownership calculations are based upon the representations of Stone and the Stockholders in the Merger Agreement and Voting Agreement, respectively.

Notwithstanding the foregoing, however, EPL (i) is not entitled to any rights as a stockholder of Stone with respect to the Shares and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreement. EPL does not own any Shares. EPL hereby disclaims beneficial ownership of the Shares, and nothing contained in this statement on Schedule 13D shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Shares covered by this Schedule 13D.

(c) Except as described herein, there have been no transactions in shares of the Stone common stock by EPL, or, to the best of its knowledge, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) - (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters set forth herein in response to Items 3 and 4 above, EPL is not, and, to the best of EPL’s knowledge, none of the persons listed in Schedule A hereto are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Stone, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Materials to Be Filed as Exhibits

Exhibit 1
Voting Agreement dated as of June 22, 2006 by and among Energy Partners, Ltd., Stone Energy Corporation, James H. Stone, David H. Welch, John P. Laborde, Peter K. Barker, George R. Christmas, Richard A. Pattarozzi, David R. Voelker, Raymond B. Gary, Robert A. Bernhard, B. J. Duplanits and Kay G. Priestly.

Exhibit 2
Agreement and Plan of Merger dated June 22, 2006, by and among Energy Partners, Ltd., EPL Acquisition Corp. LLC, and Stone Energy Corporation (incorporated by reference to EPL’s Current Report on Form 8-K filed on June 22, 2006).

Exhibit 3
Amendment No. 3 to the Rights Agreement, between Stone Energy Corporation and ChaseMellon Shareholder Services, L.L.C., as rights agent, amending the Rights Agreement, dated as of October 15, 1998, as amended by Amendment No. 1 to the Rights Agreement, dated as of October 28, 2000, and Amendment No. 2 to the Rights Agreement, dated as of April 23, 2006.

SCHEDULE A

INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

OF ENERGY PARTNERS, LTD.

Set forth below is the name, title, business address and citizenship of each director and executive officer of EPL.

Name	Title	Business Address	Citizenship

Richard A. Bachmann	Chairman and Chief Executive Officer	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

John C. Bumgarner, Jr.	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

Jerry D. Carlisle	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

Harold D. Carter	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

Enoch L. Dawkins	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

Norman C. Francis	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

Robert D. Gershen	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

Phillip A. Gobe	Director and President, Chief Operating Officer	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

William R. Herrin, Jr.	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

William O. Hiltz	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

John G. Phillips	Director	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

T. Rodney Dykes	Senior Vice President — Production	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

Javan Ottoson	Senior Vice President —Drilling	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

John H. Peper	Executive Vice President, General Counsel and Corporate Secretary	201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170	U.S.

SCHEDULE B

STOCKHOLDERS OF STONE ENERGY CORPORATION

Set forth below is the name and title of the Stone stockholders party to the Voting Agreement.

Name	Title

James H. Stone	Chairman of the Board; Director

David H Welch	President and Chief Executive Officer; Director

John P. Laborde	Director

Peter K. Barker	Director

George R. Christmas	Director

Richard A. Pattarozzi	Director

David R. Voelker	Director

Raymond B. Gary	Director

Robert A. Bernhard	Director

B. J. Duplanits	Director

Kay G. Priestly	Director

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2006

ENERGY PARTNERS, LTD. By: /s/ John H. Peper John H. Peper Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit 1
Voting Agreement dated as of June 22, 2006 by and among Energy Partners, Ltd., Stone Energy Corporation, James H. Stone, David H. Welch, John P. Laborde, Peter K. Barker, George R. Christmas, Richard A. Pattarozzi, David R. Voelker, Raymond B. Gary, Robert A. Bernhard, B. J. Duplanits and Kay G. Priestly.

Exhibit 2
Agreement and Plan of Merger dated June 22, 2006, by and among Energy Partners, Ltd., EPL Acquisition Corp. LLC, and Stone Energy Corporation (incorporated by reference to EPL’s Current Report on Form 8-K filed on June 22, 2006).

Exhibit 3
Amendment No. 3 to the Rights Agreement, between Stone Energy Corporation and ChaseMellon Shareholder Services, L.L.C., as rights agent, amending the Rights Agreement, dated as of October 15, 1998, as amended by Amendment No. 1 to the Rights Agreement, dated as of October 28, 2000, and Amendment No. 2 to the Rights Agreement, dated as of April 23, 2006.